October 20, 2006

ING Risk Managed Natural Resources Fund

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brion R. Thompson, Esq.

Re:	ING Risk Managed Natural Resources Fund

Registration Statement on Form N-2

(File Nos. 333-136495 and 811-21938)

Dear Mr. Thompson:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ING Risk Managed Natural Resources Fund hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 10:00 a.m., New York City time, on October 24, 2006, or as soon thereafter as practicable.

Sincerely,

ING RISK MANAGED NATURAL RESOURCES FUND

By:	/S/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2700 www.ingfunds.com	ING Investments, LLC

CITIGROUP

388 Greenwich Street

New York, NY 10013

October 20, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Attention: Brion R. Thompson

Re:	ING Risk Managed Natural Resources Fund

Common Shares of Beneficial Interest

Registration Nos. 333-136495

                             811-21938

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of the ING Risk Managed Natural Resources Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on October 24, 2006, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Robert F. Bush, Jr.
Robert F. Bush, Jr.
Managing Director